UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.4)*

                           QVC NETWORK, INC.
                           (Name of Issuer)

                Common Stock, par value $.01 per share
                    (Title of Class of Securities)

                              747262 10 3

                            (CUSIP Number)

                           Walter H. Alford
                         BellSouth Corporation
                      1155 Peachtree Street, N.E.
                           Atlanta, GA 30367
                            (404) 249-2050
      (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)

                            April 25, 1994
        (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

          Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-
     1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                Exhibit Index is on page 7 of this filing

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                           (Amendment No. 4)

                             Statement Of

                         BELLSOUTH CORPORATION

                   Pursuant to Section 13(d) of the
                    Securities Exchange Act of 1934

                             in respect of

                           QVC NETWORK, INC.

               This Report relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company"). The Report on
     Schedule 13D filed by BellSouth Corporation on November 22, 1993, as amended by Amendment No. 1 dated November 23, 1993, Amendment No. 2 dated December 30, 1993, and Amendment No. 3 dated February 2, 1994 (the "Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


     Item 4.  Purpose of Transaction

               Item 4 of the Schedule 13D is hereby supplemented and amended to include the following information:

               On April 25, 1994, BellSouth Corporation, Cox and Advance entered into an option agreement dated as of February 15, 1994 (the "Option Agreement"), which represents the definitive documentation with respect to (i) Bellsouth Corporation's Option (as previously described in the Schedule 13D) to purchase 8,627,934 shares of Common Stock at a per share price of $60, for an aggregate purchase price of $517,676,040, and (ii) the option of each of Cox and Advance to purchase 2,833,333 shares of Common Stock at a per share price of $60, for an aggregate purchase price of $170,000,000 each.

               The Option Agreement (paragraph 6(g)) provides that for a period of 18 months from February 15, 1994, if the Company proposes to invest in, acquire or form all or part of an originator, owner or other producer of programming or content (including, without limitation, a film studio, network, film library or television programming producer) in a transaction valued at greater than $250 million, if the Option Agreement has not terminated with respect to the applicable purchaser thereunder or such purchaser has acquired shares of Common Stock pursuant to the Option Agreement, the Company will give such purchaser along with Comcast (and Liberty, if it has become a party to the Stockholder's Agreement pursuant to Section 5 of the Liberty-QVC Agreement), to the extent the Company requires third party financing in connection with such transaction, a preferential opportunity to participate meaningfully in any such transaction on an arm's-length basis and will negotiate in good faith concerning any such party's participation therein. However, subject to certain obligations of BellSouth Corporation and the Company to take certain actions necessary to permit BellSouth Corporation to participate in such opportunity, none of Comcast, Cox, Advance, Liberty or BellSouth Corporation is entitled to any such preferential opportunity, to the extent that it is not legally permitted to participate in the relevant transaction. On April 25, 1994, Comcast and Liberty entered into an Acknowledgement and Agreement dated as of February 15, 1994 (the "Comcast-Liberty Acknowledgement and Agreement"), pursuant to which Comcast and Liberty acknowledged and agreed to the above-described paragraph 6(g) of the Option Agreement and further agreed that such paragraph modified and replaced the provisions contained in paragraph 6 of the Memorandum of Understanding.

               On February 15, 1994, the Company abandoned its proposed acquisition of Paramount. At that time BellSouth Corporation's obligation to purchase the Subject Shares pursuant to the BellSouth Commitment Letter was terminated.

               In connection with the Company's abandonment of the proposed acquisition of Paramount, on April 25, 1994, Comcast, BellSouth Corporation, Advance, Arrow, Cox and Liberty entered into a Letter Agreement dated as of February 15, 1994 (the "Agreement Among Stockholders Termination Letter Agreement"), pursuant to which the parties agreed that the Agreement Among Stockholders would be terminated except that (i) pursuant to paragraph 4 of the Agreement Among Stockholders, each of Comcast, Liberty and Arrow is required to vote all of its equity securities (to the extent such securities are entitled to vote with respect thereto) in favor of the issuance of the shares of Common Stock pursuant to the Option Agreement and (ii) pursuant to paragraph 8 of the Agreement Among Stockholders, each of

     Comcast, Liberty, Arrow and BellSouth acknowledges the
     Liberty-QVC Agreement between Liberty and the Company.

               In connection with the Company's abandonment of the proposed acquisition of Paramount, on April 20, 1994, BellSouth Corporation, Liberty, Comcast and Arrow entered into a Letter Agreement dated as of February 15, 1994 (the "Understanding Among Stockholders Final Documentation Letter Agreement"), pursuant to which the parties thereto agreed that the Understanding Among Stockholders Final Documentation Letter Agreement, together with the Option Agreement, constitute the definative agreement referred to in paragraph 1 of the Understanding Among Stockholders, and the terms of such agreement shall survive as though incorporated therein in their entirety, except that in the event of any conflicts between the terms in the Understanding Among Stockholders and in the Option Agreement, the Option Agreement shall control.

               The description contained herein of each of the Option Agreement, the Comcast-Liberty Acknowledgement and Agreement, the Agreement Among Stockholders Termination Letter Agreement and the Understanding Among Stockholders Final Documentation Letter Agreement, is qualified in its entirety by reference to the text of such document which is filed as an Exhibit to this Report and is hereby incorporated by reference herein.

               Notwithstanding anything contained herein but subject to its contractual obligations and applicable regulatory requirements, BellSouth Corporation has reserved the right, depending on all relevant factors, to purchase additional securities of the Company, to dispose of securities of the Company or to change its intention with respect to any and all of the matters as referred to in Item 4 of this Report.

     Item 6.   Contracts, Arrangements, Understandings
               or Relationships with Report to the
               Securities of the Issuer

               Item 6 is hereby supplemented and amended to include the following information:

               See Item 4 for a description of certain terms of the Option Agreement, the Comcast-Liberty Acknowledgement and Agreement, the Agreement Among Stockholders Termination Letter Agreement and the Understanding Among Stockholders Final Documentation Letter Agreement, which information (including the referenced exhibits to this Report) is incorporated herein by reference.

     Item 7.   Material To Be Filed as Exhibits

               Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:

               9.  Option Agreement dated as of February 15,
     1994, among QVC Network, Inc., Cox Enterprises, Inc.,
     Advance Publications, Inc. and BellSouth Corporation.

              10. Acknowledgement and Agreement dated as of February 15, 1994, by Comcast Corporation and Liberty Media
     Corporation (regarding right to participate in certain acquisitions by QVC Network, Inc.).

              11. Letter Agreement dated as of February 15, 1994, among Comcast Corporation, BellSouth Corporation, Advance Publications, Inc., Arrow Investments, L.P., Cox Enterprises, Inc. and Liberty Media Corporation (regarding termination of certain provisions of the Agreement Among Stockholders).

              12.  Letter Agreement dated as of February 15,
     1994, among BellSouth Corporation, Liberty Media
     Corporation, Comcast Corporation and Arrow Investments, L.P.
     (regarding final documentation relating to the Understanding
     Among Stockholders).

                               SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

     Dated:  April 25, 1994


                                   BELLSOUTH CORPORATION

                                   By: /s/  Walter H. Alford
                                        Name:  Walter H. Alford
                                        Title: Executive Vice
                                        President and General
                                        Counsel

                           INDEX OF EXHIBITS


                                            Page Number
      Exhibit                               in Sequentially
      Number              Title             Numbered Statement

        9.       Option Agreement dated as           8
                 of February 15, 1994,
                 among QVC Network, Inc.,
                 Cox Enterprises, Inc.,
                 Advance Publications,
                 Inc. and BellSouth
                 Corporation.

       10.       Acknowledgement and                41
                 Agreement dated as of
                 February 15, 1994, by
                 Comcast Corporation and
                 Liberty Media Corporation
                 (regarding right to
                 participate in certaon
                 acquisitions by QVC
                 Network, Inc.).

       11.       Letter Agreement dated as          42
                 of February 15, 1994,
                 among Comcast
                 Corporation, BellSouth
                 Corporation, Advance
                 Publications, Inc., Arrow
                 Investments, L.P., Cox
                 Enterprises, Inc. and
                 Liberty Media Corporation
                 (regarding termination of
                 certain provisions of the
                 Agreement Among
                 Stockholders).

       12.       Letter Agreement dated as          43
                 of February 15, 1994,
                 among BellSouth
                 Corporation, Liberty
                 Media Corporation,
                 Comcast Corporation and
                 Arrow Investments, L.P.
                 (regarding final
                 documentation relating to
                 the Understanding Among
                 Stockholders).

                                                      STOCK OPTION AGREEMENT
                                                                   EXHIBIT 9

                         STOCK OPTION AGREEMENT dated as of
                    February 15, 1994 (this "Stock Option Agree-ment"), among QVC NETWORK, INC., a Delaware corporation (the "Company"), COX ENTERPRISES, INC., a Delaware corporation ("Cox"), ADVANCE PUBLICATIONS, INC., a New York corporation ("Advance"), and BELLSOUTH CORPORATION, a Georgia corporation ("BellSouth", and Cox, Advance and BellSouth each individually a "Purchaser").

               WHEREAS the Company had proposed to acquire (the
     "Acquisition") Paramount Communications Inc., a Delaware corporation; and

               WHEREAS the Acquisition has been abandoned, and each Purchaser wishes to have the option to acquire from the Company shares of the Company's Common Stock, par value
     $.01 per share (the "Common Stock"), as provided in this Stock Option Agreement.


               NOW, THEREFORE, in consideration of the
     representations, warranties and agreements herein contained, the parties hereto agree as follows:

               1. Grant of Options. The Company hereby grants to (i) BellSouth an irrevocable option (the "BellSouth Option") to purchase 8,627,934 shares of Common Stock (the "BellSouth Optioned Shares") for a purchase price of $517,676,040 (the "BellSouth Purchase Price"), (ii) Cox an irrevocable option (the "Cox Option") to purchase
     2,833,333 shares of Common Stock (the "Cox Optioned Shares") for a purchase price of $170,000,000 (the "Cox Purchase Price") and (iii) Advance an irrevocable option (the "Advance Option") to purchase 2,833,333 shares of Common Stock (the "Advance Optioned Shares") for a Purchase Price of $170,000,000 (the "Advance Purchase Price"). The period during which the BellSouth Option, the Cox Option or the Advance Option may be exercised (the "Option Period") shall begin on the date hereof and shall end (the "Option Expiration Date") at 5:00 p.m. on the later of the date that is (i) August 15, 1994, or (ii) if receipt of the approval of the stockholders of the Company of the issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares is required pursuant to Section 5(i) of Part III of Schedule D of the By-laws of the National Association of Securities Dealers, Inc. (the "Stockholder

     Approval"), ten Business Days after the stockholders vote with respect to such matter (whether or not such approval is received, and provided that consummation of a Closing (as defined in Section 2(a)) shall remain subject to satisfaction of all conditions contained herein, including, without limitation, the conditions contained in Sections 8(iv) and 9(v)).

               2.  Exercise of the Options; Termination.
     (a) BellSouth, Cox or Advance may exercise the BellSouth Option, Cox Option or Advance Option, as the case may be, in whole only at any time during the Option Period. In the event that BellSouth, Cox or Advance wishes to exercise the BellSouth Option, the Cox Option or the Advance Option, as the case may be, such exercising party shall give written notice thereof (the date of such notice being the "Notice Date") to the Company and the closing in connection there-with (a "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, N.Y. 10019, on a date (subject to the provisions of paragraph (b) below) not later than the later of ten Business Days following the Notice Date or two Business Days following the satisfaction or waiver of the Closing conditions contained in Sections 8 and 9 of this Stock Option Agreement; provided, however, that (subject to the provisions of paragraph (b) below) if a Closing does not occur before the tenth Business Day after the Option Expira-tion Date (the "Option Termination Date"), the BellSouth Option, the Cox Option or the Advance Option, as the case may be, shall automatically terminate on such date and the parties with respect to whom such termination has occurred shall have no further rights or obligations hereunder.

               (b) To the extent that the condition to Bell-South's obligation to purchase the BellSouth Optioned Shares set forth in Section 8(vii) hereof (the "MFJ Condition") has not been satisfied, the Closing with respect thereto (but not the Option Period) may be delayed by BellSouth (if Bell-South has given the written notice of exercise described above during the Option Period) until the tenth Business Day after satisfaction of the MFJ Condition, and the consum-mation of the exercise of the BellSouth Option may be conditioned upon satisfaction of the MFJ Condition; provided, however, that if the Company fulfills its obliga-tions pursuant to Section 6(c) hereof and BellSouth never-theless is unable to acquire the BellSouth Optioned Shares as a result of the failure of the MFJ Condition to be satisfied on or prior to February 15, 1996, then the

     BellSouth Option shall automatically be terminated on such date and the Closing with respect thereto shall not occur (the "MFJ Option Termination Date"). BellSouth agrees to provide the Company prompt written notice of the receipt of approval, waiver or other resolu-tion of any MFJ problems, with the date for the Closing then being the 10th Business Day after the day such notice is given. The term "Business Day" shall mean any day of the year other than a day on which banks are required or authorized to be closed in the City of New York.

               (c) On the Option Expiration Date, if the Bell-South Option, the Cox Option, or the Advance Option, as the case may be, has not been exercised on or before such date, or upon termination of the Bellsouth Option, the Cox Option or the Advance Option, as the case may be, on the Option Termination Date or the MFJ Option Termination Date, the terms of this Stock Option Agreement shall thereafter become void and have no effect as to the Company and the Purchaser with respect to whom such termination or expiration occurs, and no such party shall have any liability to the other such party hereto or directors or officers in respect thereof, except for the obligations set forth in Section 6(f), and except that nothing herein will relieve any party from lia-bility for any breach of this Stock Option Agreement (except a non-wilful breach of the representations and warranties in Sections 4 and 5, in which case termination of this Stock Option Agreement shall be the sole remedy) prior to such termination.

               3. Payment of Purchase Price and Delivery of Certificates for Optioned Shares. At a Closing of the Bell-South Option, the Cox Option or the Advance Option, as the case may be, (i) BellSouth will pay the Company the Bell-South Purchase Price, Cox will pay the Company the Cox Purchase Price and Advance will pay the Company the Advance Purchase Price, in each case by wire or intrabank transfer in immediately available funds to an account or accounts designated by the Company as far in advance of such Closing as is reasonably practicable and (ii) the Company will deliver to BellSouth, Cox or Advance, as the case may be, a duly executed certificate or certificates representing the BellSouth Optioned Shares, Cox Optioned Shares or Advance Optioned Shares, as the case may be, registered in the name of BellSouth, Cox or Advance, as the case may be, in the denominations designated by BellSouth, Cox or Advance, as the case may be, in its notice of exercise.

               4. Representations and Warranties of Company. The Company hereby makes the following representations and warranties to each Purchaser (except the representation and warranty set forth in paragraph (o), which is for the sole benefit of BellSouth):

               (a) Corporate Existence. The Company and each corporation which is a "significant subsidiary" as defined in Regulation S-X under the Securities Act of 1993, as amended (the "Securities Act"), of the Company (a "Signif-icant Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has full corporate power and authority to own and operate its properties and conduct its business as now conducted by it. Each of the Company and each Significant Subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such corporation owns or leases substantial properties or in which the conduct of its business requires such qualification and in which failure of such corporation to be so qualified and in good standing would have a material adverse effect upon the business, financial condition or results of operations of the Company and its consolidated subsidiaries considered as a whole.

               (b) Authorization; Enforcement. The Company has full corporate power and authority to execute and deliver this Stock Option Agreement and (subject to obtaining the Stockholder Approval) to perform its obligations hereunder in accordance with its terms. The Company has taken all necessary corporate action to authorize the execution and delivery of this Stock Option Agreement and (other than obtaining the Stockholder Approval) the consummation of the transactions contemplated hereby. This Stock Option Agree-ment is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (assuming due authorization, execution and delivery by each Pur-chaser), subject to bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and to general equity principles.

               (c)  Compliance with Law.  (i)  Neither the
     Company nor any Significant Subsidiary has received notice, nor believes that it is in violation of any statute, regu-lation or order of, or any restriction imposed by, the United States of America, any state, municipality or other political subdivision having jurisdiction over it or any agency thereof, in respect of the conduct of its business or the ownership of its properties, that is expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its consolidated subsidiaries considered as a whole.

               (ii) Subject to expiration or early termination of the applicable waiting period under the HSR Act (as defined in paragraph (e) of this Section 4), the execution and delivery by the Company of this Stock Option Agreement does not, and the performance by the Company of its obli-gations hereunder and the transactions contemplated hereby will not, violate any provision of any material law or regulation, or any existing writ or decree of any court or governmental authority applicable to it.

               (d) Compliance with Obligations. (i) Neither the Company nor any Significant Subsidiary is in violation of or in default under any obligation, agreement, covenant or condition contained in its Certificate of Incorporation or By-laws, or in any contract, lease or other instrument to which it is a party (or which is binding on it or its assets), other than for such violations or defaults the occurrence of which would not have a material adverse effect on the business, financial condition or results of opera-tions of the Company and its consolidated subsidiaries considered as a whole.

               (ii) The execution and delivery by the Company of this Stock Option Agreement does not, and the performance by the Company of its obligations hereunder and the trans-actions contemplated hereby will not, violate, conflict with or constitute a breach of, or a default under, its Restated Certificate of Incorporation or By-laws, or any other material agreement or instrument to which it is a party (or which is binding on it or its assets) and will not result in the creation of any lien on, or security interest in, any of its assets.

               (e)  Consents and Approvals.  All consents,
     approvals, authorizations and orders (other than (i) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (ii) Stockholder Approval) required for the Company to execute and deliver this Stock Option Agreement and to consummate the transactions contem-plated hereby have been obtained.

               (f)  Exchange Act Reports.  Each of the Company's
     (i) Annual Reports on Form 10-K, for the fiscal years ended after January 31, 1990, (ii) Quarterly Reports on Form 10-Q for the current fiscal year and (iii) proxy statement for the most recently called annual meeting (collectively, the "SEC Documents"), has been duly and timely filed, and when filed was in substantial compliance with the requirements of the Securities Exchange Act of 1934 and the applicable rules and regulations of the Securities and Exchange Commission thereunder (the "Exchange Act"). Each of the SEC Documents was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue state-ment of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

               (g)  Financial Condition.  The consolidated
     balance sheets of the Company and its consolidated subsid-iaries as of (i) January 31, 1990, 1991 and 1992, and
     (ii) October 31, 1993, together with consolidated statements of operations, shareholders' equity and cash flows for the fiscal year then ended in the case of (i) above, or the three months and nine months then ended, in the case of
     (ii) above, contained in the SEC Documents and, in the case of (i) above, certified by KPMB Peat Marwick, fairly present the financial condition of the Company and its consolidated subsidiaries and the results of their operations and changes in financial position as of the dates and for the periods referred to and have been prepared in accordance with generally accepted accounting principles in the United States consistently applied (except, in the case of (ii) above, that the consolidated financial statements have been prepared in accordance with Exchange Act Form 10-Q and do not necessarily reflect all normal audit adjustments throughout the periods involved).

               (h) Litigation. Except as disclosed in the SEC Documents or as otherwise disclosed in writing to each Pur-chaser and identified as an exception to this representa-tion, there is no legal action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries or the assets of any of them which is expected by the Company to materially and adversely affect the busi-ness, financial condition or results of operations of the Company and its consolidated subsidiaries considered as a whole, or its ability to perform or observe any obligation or condition under this Stock Option Agreement.

               (i) Material Adverse Change. Except as disclosed in the SEC Documents or as otherwise disclosed in writing to each Purchaser prior to the exercise of the BellSouth Option, Cox Option or Advance Option, as the case may be, there has been no material adverse change in the business, financial condition, results of operations or prospects, of the Company and its consolidated subsidiaries since
     October 31, 1993, it being understood that the incurrence and payment of fees and expenses related to the Acquisition shall not give rise to or result in a breach of this representation.

               (j) Governmental Investigations. To the knowl-edge of the Company, except as disclosed to each Purchaser in writing and identified as an exception to this represen-tation, there are no pending or threatened governmental investigations or proceedings against the Company or any of its controlled affiliates or against any officers, directors or employees of the Company or any of its controlled affiliates, related to possible violations of any material Federal, state or local law.

               (k) Outstanding Capital Stock. As of the date hereof, the authorized capital stock of the Company consists of 175,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.10 per share. As of February 28, 1994, 27,788 shares of Series B Preferred Stock, 530,757 shares of Series C Preferred Stock,
     938 shares of Series D Preferred Stock and 39,902,822 shares of Common Stock were validly issued and outstanding, fully paid and nonassessable. The Company is the sole beneficial owner of all of the outstanding capital stock of each Significant Subsidiary and has good and valid title to all shares of such outstanding capital stock, free and clear of all liens and encumbrances, and all shares of such outstanding capital stock are duly authorized and validly issued and outstanding, fully paid and nonassessable.
     Except for the rights set forth in the Stockholders Agreement (as defined in Section 6(e)) and the Understanding Among Stockholders (as defined in Section 8(viii)), there are no preemptive or similar rights in respect of the capital stock of the Company or any Significant Subsidiary. The Company has previously delivered to each Purchaser true, complete and correct copies of the Restated Certificate of Incorporation and By-laws of the Company, which are in full force and effect on the date hereof. Except as provided in this Stock Option Agreement and the Liberty-QVC Agreement dated as of November 11, 1993 (the "Repurchase Agreement"), between the Company and Liberty Media Corporation ("Liberty"), as disclosed in the SEC Documents, or as disclosed to each Purchaser in writing and identified as an exception to this representation, there are no outstanding options, warrants, agreements, convertible or exchangeable securities or other commitments pursuant to which the Company or any Significant Subsidiary is obligated to issue, sell, purchase, repurchase, return or redeem any shares of capital stock or other securities of the Company or any Significant Subsidiary and there are not any securities of the Company or any Significant Subsidiary reserved for such purpose.

               (l) Common Stock. The BellSouth Optioned Shares, the Cox Optioned Shares and the Advance Optioned Shares to be issued in accordance with the terms of this Stock Option Agreement have been duly authorized; upon issuance to the Purchasers as provided hereunder, such shares will be validly issued, fully paid and nonassessable; and such shares are not subject to any preemptive or similar rights.

               (m) Nasdaq National Market. The outstanding Common Stock has been included for quotation in the Nasdaq National Market. The Company's agreement with the NASD with respect thereto is in full force and effect and no action has been taken or threatened by the NASD with respect to the suspension from trading of the Common Stock.

               (n) Securities Act Registration. Assuming the accuracy of the representation contained in paragraph (g) of
     Section 5 with respect to the applicable Purchaser, the issuance and sale of the BellSouth Optioned Shares, the Cox Optioned Shares and the Advance Optioned Shares, as the case may be, will be exempt from the registration and prospectus delivery requirements of the Securities Act.

               (o) MFJ Activities. Set forth on Exhibit 1 is a complete list, as of the date hereof, of (i) all interLATA transmission facilities and services (including, without limitation, satellite uplink facilities, satellite trans-ponders, receive-only earth stations and 800 numbers) and
     (ii) any activities which constitute the manufacture or distribution of telecommunications equipment or the manu-facture of customer premises equipment (but not the distribution of customer premises equipment) (collectively, "MFJ Activities"), owned or provided by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries directly or indirectly, engages or partici-pates, alone or with any individual or entity, whether as a principal, agent, reseller, representative, consultant or independent contractor, in any MFJ Activity, other than activities listed on Exhibit 1. For purposes of this Stock Option Agreement, "interLATA" means telecommunications between a point or points located in one LATA, or within one service area of an independent telephone company associated with that LATA, and a point or points located in one or more LATAs or points outside a LATA, in each case as LATAs and associated telephone company areas have been approved in the Modification of Final Judgment entered August 24, 1982, by the U.S. District Court of the District of Columbia (the "MFJ"). BellSouth acknowledges that the Company has no expertise in MFJ matters and that the Company's knowledge with respect to MFJ matters consists solely of BellSouth's descriptions of such matters.

               5. Representations and Warranties of Each Pur-chaser. Each Purchaser hereby severally with respect to itself only, and not jointly, makes the following repre-sentations and warranties to the Company (except that the representation and warranty contained in paragraph (i) is made solely by BellSouth):

               (a) Corporate Existence. Such Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of its state of incorporation.

               (b) Authorization; Enforcement. Such Purchaser has full power and authority to execute and deliver this Stock Option Agreement, and to perform its obligations under and as contemplated by this Stock Option Agreement in accordance with its terms. Such Purchaser has taken all necessary action to authorize the execution and delivery of this Stock Option Agreement and the transactions contem-plated hereby. This Stock Option Agreement is a valid and legally binding obligation of such Purchaser, enforceable in accordance with its terms (assuming due authorization, execution and delivery by the Company), subject to bank-ruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and to general equity principles.

               (c) Compliance with Law. (i) Such Purchaser has not received notice, and does not believe, that it is in violation of any statute, regulation or order of, or any restriction imposed by, the United States of America, any state, municipality or political subdivision having juris-diction over it or any agency thereof, in respect of the conduct of its business or the ownership of its properties, that it expects to materially and adversely affect the ability of the Purchaser to consummate the transactions contemplated by this Stock Option Agreement.

               (ii) Subject to the consents and approvals listed in paragraph (e) of this Section 5, the execution and delivery by such Purchaser of this Stock Option Agreement does not, and the performance by such Purchaser of its obligations and the transactions contemplated hereby will not, violate any provision of any material law or regula-tion, or any existing writ or decree of any court or governmental authority applicable to it.

               (d)  Compliance with Obligations.  (i) Such
     Purchaser is not in violation of or in default under any obligation, agreement, covenant or condition contained in its organizational documents or by-laws, or in any contract, lease or other instrument to which it is a party (or which is binding on its assets), other than such violations or defaults the occurrence of which would not materially and adversely affect such Purchaser's ability to consummate the transactions contemplated by this Stock Option Agreement.

               (ii) The execution and delivery by such Purchaser of this Stock Option Agreement does not, and the performance by such Purchaser of its obligations hereunder and the transactions contemplated hereby will not, violate, conflict with or constitute a breach of, or a default under, any charter or similar instrument, or any other material agreement or instrument to which it is a party or which is binding on it or its assets.

               (e)  Consents and Approvals.  All consents,
     approvals, authorizations and orders (other than (i) under the HSR Act, (ii) with respect to BellSouth, matters related to the MFJ and (iii) the Stockholder Approval) of governmental or other third parties required for such Purchaser to execute and deliver this Stock Option
     Agreement, and to consummate the transactions contemplated hereby have been obtained.

               (f) Litigation. There is no legal action, suit, investigation or proceeding pending or, to the knowledge of such Purchaser, threatened against or affecting such Purchaser or any of its subsidiaries or the assets of any of them which is expected by such Purchaser materially and adversely to affect its ability to perform or observe any obligation or condition under, or consummate the transactions contemplated by, this Stock Option Agreement.

               (g) Status and Investment Intent. Such Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act, and it is purchasing the securities hereunder for its own account and (subject to its property being at all times within its control) not with a view to any resale, distribution or other disposition thereof.

               (h) Governmental Investigation. To the knowledge of such Purchaser there are no pending or threatened governmental investigations or proceedings against it or any of its controlled affiliates or against any officers, directors or employees of such Purchaser or any of its controlled affiliates which are expected by such Purchaser to materially and adversely affect its ability to perform or observe any obligation or condition under this Stock Option Agreement.

               (i) MFJ Activity. BellSouth represents that, to its knowledge, neither the Company nor any of its subsidiar-ies, directly or indirectly engages or participates, alone or with any individual or entity, as a principal, agent, reseller, representative, consultant or independent con-tractor, in any MFJ Activity, other than activities listed on Exhibit 1. BellSouth further represents that, to its knowledge, the Company's implementation of its Q-2 programming will not result in the Company engaging or participating, alone or with any individual or entity, as a principal, agent, reseller, representative, consultant or independent contractor, in any MFJ Activity. The parties acknowledge that BellSouth's representations hereunder are made in reliance upon the truthfulness and completeness of the responses to the questions BellSouth has asked the Company.

               6. Covenants of the Parties. Each of the Company and each Purchaser makes the following covenants applicable to it (provided, however, that paragraphs (c), (d), (e), (i) and (m) are made only between and for the benefit of the Company and BellSouth, and that paragraphs (k) and (n) are made only between and for the benefit of the Company and each of Cox or Advance, as the case may be):

               (a)  Stockholder Approval.  As promptly as
     practicable (which may be as late as the Company's next annual stockholders meeting), the Company shall call a stockholders meeting to obtain Stockholder Approval for the issuance of the BellSouth Optioned Shares, the Cox Optioned Shares and the Advance Optioned Shares and shall use its reasonable best efforts to obtain the Stockholder Approval.

               (b) Reservation of Common Stock. The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock the full number of the BellSouth Optioned Shares, the Cox Optioned Shares and the Advance Optioned Shares.

               (c) Satisfaction of MFJ Condition. Exhibit 2 sets forth the steps that the Company is required to take to permit BellSouth to purchase the BellSouth Optioned Shares pursuant to this Stock Option Agreement in compliance with the MFJ (the "MFJ Transactions"). As promptly as practicable, the Company and BellSouth shall use their reasonable best efforts to permit BellSouth to make the investments contemplated hereby (including acquiring the BellSouth Optioned Shares pursuant to the terms of this Stock Option Agreement or participating in certain acquisitions and joint ventures as contemplated by Section 6(g)) without violation of the MFJ. Without limiting the foregoing, the Company agrees to effectuate the MFJ Transactions promptly, and in any event within one year of the date hereof.

               (d) Other MFJ Related Activities. So long as (i) the Option Period has not expired, (ii) BellSouth has exercised the BellSouth Option to acquire the BellSouth Optioned Shares and is attempting in good faith to cause the satisfaction of all conditions to Closing with respect to such exercise, including the MFJ Condition, or (iii) BellSouth continues to own at least 2,588,380 shares of Common Stock (as adjusted consistently with the provisions of Section 7), the Company will avoid engaging in new activities in a manner that would, in BellSouth's good faith judgment, based upon the written advice of counsel (which may be internal corporate counsel), advance written notice of which has been provided to the Company, result in a potential violation of the MFJ, as applicable to BellSouth, subject to BellSouth's obligation to make all reasonable efforts to permit the Company to undertake an activity it wishes to pursue without any such violation. In connection with the Company's obligation to avoid conducting new activities in a manner that would result in a violation of the MFJ, such activities may be conducted in a separate entity in which BellSouth owns no interest (or otherwise structured to BellSouth's reasonable satisfaction) so long as (i) BellSouth shall have been given a reasonable opportunity (including obtaining the Company's reasonable cooperation) to take steps to conduct such potentially violative activities (or a portion thereof, to the extent reasonable) in the Company in a manner or to the extent permitted by the MFJ and (ii) the Company will have the right to reacquire such activities from such other entity if such potentially violative activities are no longer prohibited by the MFJ; provided, however, that the reservation of such reacquisition right does not result in a material economic detriment to the Company.

               (e)  Open Market Purchases.  After BellSouth
     becomes a party to the Stockholders Agreement dated as of July 16, 1993, among Comcast Corporation ("Comcast"), Arrow Investments, L.P. ("Arrow"), Liberty and Barry Diller (the "Stockholders Agreement") and so long as Comcast, Liberty, Arrow or BellSouth, as the case may be, remains an Eligible Stockholder thereunder, the Company will not take any action to (i) block or prevent open market purchases by such Eligible Stockholder (or Liberty, if it has become a party to the Stockholders Agreement pursuant to Section 5 of the Repurchase Agreement) of shares of Common Stock so long as such entity's total fully diluted voting power of the Company does not exceed 35% of the fully diluted outstanding voting power of the Company or (ii) discriminate against such Eligible Stockholder (or Liberty, if it has become a party to the Stockholders Agreement pursuant to Section 5 of the Repurchase Agreement) as a stockholder or deprive BellSouth, Comcast or Arrow (or Liberty, if it has become a party to the Stockholders Agreement pursuant to Section 5 of the Repurchase Agreement) of full rights as a stockholder of the Company.

               (f) Additional Information and Confidentiality. Prior to the termination of this Stock Option Agreement with respect to a Purchaser, the Company agrees to provide such Purchaser with all information which such Purchaser may reasonably request concerning the Company's business, financial condition and prospects. Such Purchaser agrees to keep all such information (and other confidential information previously supplied to such Purchaser) confidential and not to use such information other than in connection with its investment hereunder or to disclose any such information to any third party unless (i) it receives the express written consent of the Company, (ii) such information otherwise is or becomes publicly available (except where such Purchaser knows that such information became publicly available as a result of a breach of any confidentiality arrangement) or (iii) in its reasonable judgment it is required by applicable law to do so, and then only to the extent it is so required, in each case, to the extent practicable, only after notice to and consultation with the Company. In the event that this Stock Option Agreement is terminated, such Purchaser shall forthwith return to the Company or destroy all information (including all copies of any documents) obtained by such Purchaser and required to be kept confidential pursuant to this paragraph.

               (g) Certain Acquisitions and Ventures. For a period of 18 months from the date hereof, if the Company proposes to invest in, acquire or form all or part of an originator, owner or other producer of programming or content (including, without limitation, a film studio, network, film library or television programming producer) in a transaction valued at greater than $250 million, if this Stock Option Agreement has not terminated with respect to a Purchaser or such Purchaser has acquired shares of Common Stock pursuant to this Stock Option Agreement, the Company will give such Purchaser along with Comcast (and Liberty, if it has become a party to the Stockholder's Agreement pursuant to Section 5 of the Repurchase Agreement), to the extent the Company requires third party financing in connection with such transaction, a preferential opportunity to participate meaningfully in any such transaction on an arm's-length basis and will negotiate in good faith concerning any such party's participation therein. In connection with the foregoing but subject to the obligations of BellSouth and the Company set forth in Section 6(c) hereof, none of Comcast, Cox, Advance, Liberty or BellSouth shall be entitled to any such preferential opportunity, to the extent it is not legally permitted to participate in the relevant transaction.

               (h) Certain Consents and Approvals. Each of the Company and such Purchaser shall use its reasonable efforts to obtain, or to assist the other in obtaining, as soon as practicable (i) expiration or early termination of the applicable waiting period under the HSR Act and (ii) all other governmental approvals required in connection with the transactions contemplated by this Stock Option Agreement.

               (i) Operations in Ordinary Course. From the date hereof until the Closing hereunder with respect to BellSouth or termination of this Stock Option Agreement with respect to BellSouth, except for those actions consented to by BellSouth in advance in writing, the Company shall conduct its business in the ordinary course and substantially in accordance with past practice. For purposes of this covenant, any actions that under the Company's practices existing on the date hereof are taken or authorized to be taken by the executive officers of the Company without approval of the Board of Directors shall constitute ordinary course. In addition, any action taken by the Company with the approval of the Eligible Stockholders (as defined in the Stockholders Agreement) or its Board of Directors shall be deemed to be in the ordinary course and substantially in accordance with past practice if the Eligible Stockholders or the directors designated by the Eligible Stockholders voted in favor of such action pursuant to and in compliance with Paragraph 3(a) of the Understanding Among Stockholders (as defined in Section 8(viii)).

               (j)  Transfers; Restrictive Legend.  Each
     Purchaser acknowledges that the shares of Common Stock to be issued pursuant to this Stock Option Agreement have not been registered under the Securities Act and may be sold or disposed of in the absence of such registration only pursuant to an exemption from such registration. The certificates evidencing shares of Common Stock to be issued pursuant to this Stock Option Agreement shall bear the following legend until such time as such Purchaser or any transferee thereof delivers an opinion of counsel reasonably acceptable to the Company to the effect that such legend is no longer required:

          THESE SECURITIES WERE SOLD IN A PRIVATE PLACEMENT,
          WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933,
          AS AMENDED, AND MAY BE OFFERED OR SOLD ONLY IF
          REGISTERED UNDER THE SECURITIES ACT OF 1933 OR IF AN
          EXEMPTION FROM REGISTRATION IS AVAILABLE.

               In addition, certificates evidencing the BellSouth
     Optioned Shares shall bear the following additional legend:

          THESE SECURITIES MAY BE SUBJECT TO THE RESTRICTIONS CONTAINED IN THE STOCKHOLDERS AGREEMENT DATED AS OF JULY 16, 1993, AMONG THE SIGNATORIES THERETO, AS MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH MAY BE

          OBTAINED WITHOUT CHARGE FROM THE SECRETARY OF QVC
          NETWORK, INC.

               (k) Obtaining Consents. At any time from the date hereof, if any legally imposed condition exists to the issuance of Common Stock pursuant to the Cox Option or the Advance Option, Cox or Advance may notify the Company that it intends to exercise the Cox Option or the Advance Option, as applicable, upon the satisfaction of any such legally imposed condition and request that the Company use its reasonable efforts to assist Cox or Advance in satisfying such condition (including cooperating with the preparation of, or participating in, any governmental filing or application required to be made by Cox or Advance); provided, however, that (i) any such request by Cox or Advance shall not obligate Cox or Advance to exercise the Cox Option or the Advance Option, as applicable, and (ii) if Cox or Advance elects not to exercise the Cox Option or the Advance Option, as the case may be, such Purchaser shall indemnify the Company for the costs and expenses incurred by the Company in taking any action requested by such Purchaser pursuant to this paragraph that would not have been otherwise required under this Stock Option Agreement. Any such condition shall not extend the Option Termination Date.

               (l) Cooperation. The parties shall cooperate with one another in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Stock Option Agreement. Subject to the terms and conditions of this Stock Option Agreement, the Company and each Purchaser agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and implement, as soon as reasonably practicable, the transactions contemplated by this Stock Option Agreement.

               (m) Stockholders Agreement. At the Closing of the BellSouth Option, BellSouth agrees to become a party to the Stockholders Agreement in accordance with the terms of the Understanding Among Stockholders.

               (n) Registration Rights. The Company will use reasonable efforts to provide each of Advance and Cox, if such entity purchases shares of Common Stock pursuant to its option hereunder, with one demand registration of such shares purchased hereunder (or a portion thereof, but not less than 25% of the shares so purchased), subject to such selling entity entering into a registration rights agreement reasonably acceptable to the Company. Such registration rights shall not be transferable and may be exercised at any time after the first anniversary of the purchase of shares hereunder and not after the third anniversary thereof. The entity requesting registration shall bear all of the Company's expenses in connection with the registration and sale of such entity's shares.

               7.  Adjustments Upon Changes in Capitalization.
     If on or after the date of this Stock Option Agreement there shall occur any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company as a result of which (i) shares of any class of stock, other securities, cash or other property would have been issued in respect of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares had such shares been outstanding at such time (the "Additional Property") or (ii) the Common Stock issuable as the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares shall be changed into the same or a different number of shares of the same or another class of stock or other securities (the "New Optioned Securities"), then, upon the Closing of the acquisition of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, BellSouth, Cox or Advance, as the case may be, shall receive for the BellSouth Purchase Price, Cox Purchase Price or the Advance Purchase Price payable upon such Closing (x) in the case of clause (i) above, the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares plus the Additional Property and (y) in the case of clause (ii) above, the New Optioned Securities.

               8. Conditions to Obligations of each Purchaser. The obligations of each Purchaser to consummate a Closing after the exercise of the BellSouth Option, the Cox Option or the Advance Option, as the case may be, are, at the option of such Purchaser, subject to the satisfaction of the following conditions precedent (except the conditions precedent contained in paragraphs (vii) and (viii) are for the sole benefit of BellSouth):

               (i)  Representations and Warranties.  The
          representations and warranties made by the Company in this Stock Option Agreement shall have been true and correct when made and, except for the representations set forth in paragraphs (c), (d), (f), (g), (h), (i),
          (j), (m) and (o) of Section 4 (the "Exercise
          Representations"), shall be true and correct on the date of Closing as though such representations and warranties were made on and as of such date, and the Exercise Representations (except, with respect to Cox and Advance, paragraph (o) of Section 4) shall have been true and correct on the date the BellSouth Option, Cox Option or Advance Option, as the case may be, was exercised (except that, in each case, representations and warranties that are made as of a specific date need be true and correct only as of such date).

               (ii) Compliance with Agreements and Conditions. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Stock Option Agreement to be performed or complied with by the Company at or before the date of Closing (unless such agreement, obligation or condition was not for the benefit of the relevant Purchaser).

              (iii) Litigation. There shall not then be in effect any order enjoining or restraining the acquisition of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, or the other transactions contemplated by this Stock Option Agreement, and there shall not then be threatened or instituted any action or proceeding by any governmental body or agency with respect to the acquisition of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares or the other transactions contemplated by this Stock Option Agreement.

              (iv) Stockholder Approval. To the extent required in connection with the purchase of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares pursuant to the terms of this Stock Option Agreement, the Company shall have received the Stockholder Approval.

               (v)  Certificate.  Such Purchaser shall have
          received a certificate executed on behalf of the Company by an executive officer acceptable to the Purchaser and dated the date of Closing, to the effect that the conditions set forth in clauses (i), (ii) and
          (iv) above have been satisfied.

              (vi) Requisite Approvals. The Company and such Purchaser shall have obtained all requisite consents or approvals from each Federal, state and any other governmental agency, authority or regulatory body necessary in order to permit the acquisition and sale and issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, and the consummation of the other transactions contemplated under this Stock Option Agreement, and all HSR Act and other governmental waiting periods applicable to such transactions shall have expired.

             (vii) MFJ Condition. The Company shall have effected the MFJ Transactions and BellSouth shall have concluded, in its good faith judgment based upon the written advice of counsel (which may be internal corporate counsel) that BellSouth's acquisition of the BellSouth Optioned Shares as contemplated by this Stock Option Agreement would not result in a potential violation of the MFJ.

            (viii)  Performance of Understanding Among
          Stockholders. Liberty Media Corporation, Comcast and Arrow Investments, L.P. shall have performed all their obligations pursuant to the Understanding Among Stockholders dated as of November 11, 1993, among BellSouth and such parties (the "Understanding Among Stockholders"); BellSouth shall, concurrently with the Closing of the BellSouth Option, become a party to the Stockholders Agreement as contemplated by the Understanding Among Stockholders; and the Stockholders Agreement shall, concurrently with the Closing of the BellSouth Option, be amended as contemplated by the Understanding Among Stockholders in connection with a purchase of BellSouth Optioned Shares pursuant to this Stock Option Agreement.

               9. Conditions to Obligations of the Company. The obligations of the Company to consummate a Closing after the exercise by a Purchaser of the BellSouth Option, the Cox

     Option or the Advance Option, as the case may be, are, at the option of the Company, subject to the satisfaction of the following conditions precedent:

               (i)  Representations and Warranties.  The
          representations and warranties made by such Purchaser in this Stock Option Agreement shall have been true and correct when made, and shall be true and correct on the date of Closing as though such representations and warranties were made on and as of such date (except that representations and warranties that are made as of a specific date need be true and correct only as of such date).

              (ii) Compliance with Agreements and Conditions. Such Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Stock Option Agreement to be performed or complied with by such Purchaser at or before the date of Closing.

             (iii) Litigation. There shall not then be in effect any order enjoining or restraining the sale and issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, or the other transactions contemplated by this Stock Option Agreement, and there shall not then be threatened or instituted any action or proceeding by any governmental body or agency with respect to the sale and issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, or the other transactions contemplated by this Stock Option Agreement.

               (iv) Certificate. The Company shall have received a certificate executed on behalf of such Purchaser by an executive officer acceptable to the Company to the effect that the conditions set forth in clauses (i) and
          (ii) above have been satisfied.

               (v) Stockholder Approval. To the extent required in connection with the sale and issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, pursuant to the terms of this Stock Option Agreement, the Company shall have received the Stockholder
          Approval.

              (vi) Requisite Approvals. The Company and such Purchaser shall have obtained all requisite consents or approvals from each Federal, state and any other governmental agency, authority or regulatory body necessary in order to permit the acquisition and sale and issuance of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, and the consummation of the other transactions contemplated by this Stock Option Agreement, and all HSR Act and other governmental waiting periods applicable to such transactions shall have expired.

              10. Further Assurances. If a Purchaser shall exercise the BellSouth Option, the Cox Option or the Advance Option, as the case may be, in accordance with the terms of this Stock Option Agreement, from time to time and without additional consideration the Company will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, and other instruments as such Purchaser may reasonably request for the purpose of effectively transferring ownership of the BellSouth Optioned Shares, the Cox Optioned Shares or the Advance Optioned Shares, as the case may be, to such Purchaser as contemplated by this Stock Option Agreement.

              11.  Assignment.  Neither this Stock Option
     Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other party, except that a Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of such Purchaser; provided, however, that at all times such entity remains a direct or indirect wholly-owned subsidiary of such Purchaser. Subject to the preceding sentence, this Stock Option Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

              12.  General Provisions.  (a)  Specific Per-
     formance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Stock Option Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable.

               (b)  Expenses.  Whether or not the BellSouth
     Option, the Cox Option or the Advance Option is exercised, all costs and expenses incurred in connection with this Stock Option Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

               (c) Amendments. This Stock Option Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

               (d)  Notices.  All notices and other
     communications hereunder shall be validly given or served, as the case may be, if in writing and delivered personally or mailed by registered or certified mail (return receipt requested) or sent by facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (i)  if to the Company, to:

                    QVC Network, Inc.
                    1365 Enterprise Drive
                    Goshen Corporate Park
                    West Chester, PA 19380

                    Attention:  Neal S. Grabell, Esq.
                                Senior Vice President and General
                                Counsel
                    Fax:  (610) 430-2380

                    With a copy to:

                    Wachtell, Lipton, Rosen & Katz
                    51 West 52nd Street
                    New York, NY 10019

                    Attention:  Pamela S. Seymon, Esq.
                    Fax:  (212) 403-2000

               (ii) if to BellSouth, to:

                    BellSouth Corporation
                    1155 Peachtree Street, N.E.
                    Atlanta, GA 30367-6000

                    Attention:  Walter H. Alford, Esq.
                    Fax:  (404) 249-5908

                    With a copy to:

                    Cravath, Swaine & Moore
                    825 Eighth Avenue
                    Worldwide Plaza
                    New York, New York 10019

                    Attention:  Philip A. Gelston, Esq.
                    Fax:  (212) 474-3700

             (iii)  if to Cox, to:

                    Cox Enterprises, Inc.
                    1400 Lake Hearn Drive
                    Atlanta, GA 30319

                    Attention:  John R. Dillon
                    Fax:  (404) 843-5104

                    With a copy to:

                    Dow, Lohnes & Albertson
                    1255 Twenty-Third Street
                    Washington, DC 20037

                    Attention:  Stuart Sheldon, Esq.
                    Fax:  (202) 857-2900

               (iv) if to Advance:

                    Advance Publications, Inc.
                    c/o Newark Morning Ledger Co.
                    Star-Ledger Plaza
                    Newark, NJ 07101

                    Attention:  Donald E. Newhouse
                    Fax:  (201) 621-2604

                    With a copy to:

                    Sabin, Bermant & Gould
                    350 Madison Avenue
                    New York, NY 10017

                    Attention:  Craig D. Holleman, Esq.
                    Fax:  (212) 692-4406

               (e) Interpretation. When a reference is made in this Stock Option Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Stock Option Agreement unless otherwise indicated. The headings contained in this Stock Option Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stock Option Agreement.

               (f) Counterparts. This Stock Option Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

               (g) Entire Agreement; Third-Party Beneficiaries. This Stock Option Agreement (including the documents and instruments referred to herein and Exhibits 3, 4 and 5 and the agreements referred to therein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings (including, without limitation, the Memorandum of Understanding dated November 11, 1993, between BellSouth and the Company, the Commitment Letter dated November 19, 1993, between BellSouth and the Company and the Equity Commitment Letter dated November 11, 1993, among Comcast, the Company, Cox and Advance, each as heretofore amended), both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or obligations hereunder, except with respect to (x) paragraphs (e) and (g) of Section 6, which are for the explicit benefit of the persons mentioned therein and (y) paragraph (m) of Section 6, which is for the benefit of the Eligible Stockholders, and such paragraphs may not be amended, waived or altered to the detriment of any person benefitting therefrom without the written consent of such person.

               (h)  SUBMISSION TO JURISDICTION; CONSENT TO
     SERVICE OF PROCESS. WITH RESPECT TO ANY CLAIM ARISING OUT OF, OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS STOCK OPTION AGREEMENT, (A) THE COMPANY AND EACH PURCHASER EACH IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY, AND (B) THE COMPANY AND EACH PURCHASER EACH IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY

     TIME TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY, THIS STOCK OPTION AGREEMENT, BROUGHT IN ANY SUCH COURT, IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER IRREVOCABLY WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. THE COMPANY AND EACH PURCHASER EACH AGREES THAT SERVICE OF PROCESS UPON IT IN ANY SUCH SUIT, ACTION OR PROCEEDING SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON IT IF GIVEN IN THE MANNER SET FORTH IN SECTION 12(d); PROVIDED, HOWEVER, THAT SUCH SERVICE SHALL NOT BE EFFECTIVE IF MADE ONLY BY FACSIMILE.

               (i)  GOVERNING LAW.  THIS STOCK OPTION AGREEMENT
     SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN
     ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK,
     REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER
     APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.




                      [page intentionally short]

               IN WITNESS WHEREOF, the Company and each Purchaser have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                   QVC NETWORK, INC.,

                                     by
                                       /s/ Neal S. Grabell
                                       Name:  Neal S. Grabell
                                       Title: Senior Vice President
                                                and General Counsel


                                   BELLSOUTH CORPORATION,

                                     by
                                       /s/ Charles C. Miller, III
                                       Name: Charles C. Miller, III
                                       Title: Vice President -
                                       Strategic Planning & Corporate
                                       Developement


                                   COX ENTERPRISES, INC.,

                                     by
                                       /s/ John R. Dillon
                                       Name:  John R. Dillon
                                       Title: Senior Vice President


                                   ADVANCE PUBLICATIONS, INC.,

                                     by
                                       /s/ Donald E. Newhouse
                                       Name:  Donald E. Newhouse
                                       Title: President

                                           STOCK OPTION AGREEMENT
                                                        EXHIBIT 1

                            MFJ Activities


     1. In connection with its electronic retailing business, the Company directly or indirectly (i) provides a toll-free 800 number available to the public and
          (ii) distributes its programming to affiliates in multiple LATA's through uplink facilities owned, directly or indirectly, by the Company and satellite transponders leased, directly or indirectly, by the Company. It is BellSouth's current view that the foregoing activities are not violations of the MFJ, assuming the Company has title at the time of sale (which may be deemed to occur as late as the time of shipping) to all goods promoted and sold through its electronic retailing programs.

                                           STOCK OPTION AGREEMENT
                                                        EXHIBIT 2

                           MFJ Transactions


     1. To the extent that the Company may currently be engaged in manufacturing telecommunications equipment, the
         Company shall cease such activities.

     2. The Company shall operate in a fashion such that within 15 Business Days after the exercise of the BellSouth Option, the Company shall be able to operate, and shall operate, in a fashion such that it has title at the time of sale (which may be deemed to occur as late as the time of shipping) to all goods promoted and sold through its electronic retailing programs.

                                           STOCK OPTION AGREEMENT
                                                        EXHIBIT 3

                           February 15, 1994


                 TERMINATION OF CERTAIN PROVISIONS OF
                   THE AGREEMENT AMONG STOCKHOLDERS


          In connection with QVC Network, Inc.'s ("QVC") termination of its proposed acquisition of Paramount Communications Inc., the parties hereto agree and acknowledge that the Agreement Among Stockholders, dated as of November 11, 1993, shall be terminated and that the parties thereto shall have no rights or obligations thereunder except that (i) Comcast Corporation, Liberty Media Corporation and Arrow Investments, L.P. shall be bound by the provisions of paragraph 4 thereof with respect to shares of QVC Common Stock to be issued pursuant to the Stock Option Agreement, dated as of February 15, 1994, among QVC, Cox Enterprises, Inc., Advance Publications, Inc. and BellSouth Corporation and (ii) Comcast Corporation, Liberty Media Corporation, Arrow Investments, L.P., and BellSouth Corporation shall be bound by the provisions of paragraph 8 thereof.


      COMCAST CORPORATION               ARROW INVESTMENT, L.P.
                                        By:  Arrow Investments, Inc.
                                             General Partner


      By:                               By:

      BELLSOUTH CORPORATION             COX ENTERPRISES, INC.



      By:                               By:


      ADVANCE PUBLICATIONS, INC.        LIBERTY MEDIA CORPORATION



      By:                               By:

                                           STOCK OPTION AGREEMENT
                                                        EXHIBIT 4

                           February 15, 1994


     Re: Stock Option Agreement dated as of February 15, 1994, among QVC Network, Inc. ("QVC"), Cox Enterprises, Inc.,
          Advance Publications, Inc. and BellSouth Corporation
          ("BellSouth")

          In connection with the execution of the above-referenced Stock Option Agreement by the parties thereto, the undersigned entities acknowledge and agree to the terms of paragraph 6(g) thereof, and further agree that such paragraph shall modify and replace the provisions contained in paragraph 6 of the Memorandum of Understanding, dated November 11, 1993, between BellSouth and QVC, as in effect on the date hereof.


     COMCAST CORPORATION



     By:


     LIBERTY MEDIA CORPORATION



     By:

                                           STOCK OPTION AGREEMENT
                                                        EXHIBIT 5

                           February 15, 1994


                   FINAL DOCUMENTATION RELATING TO
                   UNDERSTANDING AMONG STOCKHOLDERS


          In connection with QVC Network, Inc.'s termination of its proposed acquisition of Paramount Communications Inc., the parties hereto agree that this agreement, together with the Stock Option Agreement dated as of February 15, 1994 (the "Option Agreement") among QVC Network, Inc., Cox Enterprises, Inc., Advance Publications, Inc. and BellSouth Corporation, constitute the definitive agreement referred to in Paragraph 1 of the Understanding Among Stockholders, dated as of November 11, 1993 (the "UAS"), and the terms of such agreement shall survive as though incorporated herein in their entirety, except that in the event of any conflicts between terms in the UAS and in the Option Agreement, the Option Agreement shall control.



     BELLSOUTH CORPORATION


     By:


     LIBERTY MEDIA CORPORATION


     By:


     COMCAST CORPORATION


     By:


     ARROW INVESTMENTS, L.P.
     By:  Arrow Investments, Inc.
          General Partner


     By:

                             Schedule 4(j)

                      Governmental Investigations


          1. More than two years ago, the United States Federal Trade Commission and the Office of the Attorney General of Oregon conducted separate informal investigations into the comparative pricing practices of QVC. QVC provided the information requested and has not received any further information regarding either investigation, and no action has been taken by either office.

          2. Whether the Company must collect sales tax in certain states has not been conclusively resolved. To the best of the Company's knowledge there are no pending investigations or other proceedings in any states related to this issue. QVC collects sales tax in five state (Pennsylvania, Minnesota, Virginia, Texas and Colorado).
     QVC has agreements with taxing authorities in several other states to provide for prospective collection and, subject to such collection, the agreements release QVC from its obligation, if any, based on sales predating such agreement. In approximately four states, there is no sales or use tax. In the remaining states, QVC has received no assessments, has no agreements with such states, and has had no contact with such states in over a year.

                             Schedule 4(k)

                       Outstanding Capital Stock

          Warrants: As of February 28, 1994, there are outstanding warrants to purchase approximately 2,010,000 shares of Common Stock, at prices ranging from approximately
     $10.00 to approximately $17.00 per share. The warrants expire between April 1994 and October 1996.

          Options: As of November 22, 1993, the Company has granted options to purchase approximately 8,019,925 shares of Common Stock, at prices ranging from approximately $5 to approximately $70. Some of the options are currently exercisable, and the exercise periods end as late as December, 2002. These options have been granted pursuant to the Company's employee stock option plans, as well as independently of such plans.

          Convertible Preferred Stock: Each share of the Company's Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock is convertible into ten shares of Common Stock. As of February 28, 1994, there were 27,788 outstanding shares of Series B Preferred Stock, 530,757 outstanding shares of Series C preferred stock and 938 outstanding shares of Series D Preferred Stock.

          Stock Redemption Rights:  Pursuant to certain Equity
     Participation Agreements, the Company has the right to redeem the shares of Common Stock granted to the participating affiliates in connection with their Affiliation Agreements, in the event such affiliates fail to meet certain obligations.

          Future Issuance: It is anticipated that from time to time the Company may issue in the ordinary course additional equity securities or options to purchase equity securities to employees and consultants, as well as for carriage.

                                           STOCK OPTION AGREEMENT
                                                       EXHIBIT 10

                           February 15, 1994


     Re: Stock Option Agreement dated as of February 15, 1994, among QVC Network, Inc. ("QVC"), Cox Enterprises, Inc.,
          Advance Publications, Inc. and BellSouth Corporation
          ("BellSouth")

          In connection with the execution of the above-referenced Stock Option Agreement by the parties thereto, the undersigned entities acknowledge and agree to the terms of paragraph 6(g) thereof, and further agree that such paragraph shall modify and replace the provisions contained in paragraph 6 of the Memorandum of Understanding, dated November 11, 1993, between BellSouth and QVC, as in effect on the date hereof.


     COMCAST CORPORATION



     By: /s/ Arthur R. Block


     LIBERTY MEDIA CORPORATION



     By: /s/ Peter Barton

                                           STOCK OPTION AGREEMENT
                                                       EXHIBIT 11

                           February 15, 1994


                 TERMINATION OF CERTAIN PROVISIONS OF
                   THE AGREEMENT AMONG STOCKHOLDERS


          In connection with QVC Network, Inc.'s ("QVC") termination of its proposed acquisition of Paramount Communications Inc., the parties hereto agree and acknowledge that the Agreement Among Stockholders, dated as of November 11, 1993, shall be terminated and that the parties thereto shall have no rights or obligations thereunder except that (i) Comcast Corporation, Liberty Media Corporation and Arrow Investments, L.P. shall be bound by the provisions of paragraph 4 thereof with respect to shares of QVC Common Stock to be issued pursuant to the Stock Option Agreement, dated as of February 15, 1994, among QVC, Cox Enterprises, Inc., Advance Publications, Inc. and BellSouth Corporation and (ii) Comcast Corporation, Liberty Media Corporation, Arrow Investments, L.P., and BellSouth Corporation shall be bound by the provisions of paragraph 8 thereof.


      COMCAST CORPORATION               ARROW INVESTMENT, L.P.
                                        By:  Arrow Investments, Inc.
                                             General Partner


      By: /s/ Arthur R. Block           By: /s/ Barry Diller

      BELLSOUTH CORPORATION             COX ENTERPRISES, INC.



      By: /s/ Charles C. Miller, III    By: /s/ John R. Dillon


      ADVANCE PUBLICATIONS, INC.        LIBERTY MEDIA CORPORATION



      By: /s/ Donald E. Newhouse           By: /s/ Peter Barton

                                           STOCK OPTION AGREEMENT
                                                       EXHIBIT 12

                           February 15, 1994


                   FINAL DOCUMENTATION RELATING TO
                   UNDERSTANDING AMONG STOCKHOLDERS


          In connection with QVC Network, Inc.'s termination of its proposed acquisition of Paramount Communications Inc., the parties hereto agree that this agreement, together with the Stock Option Agreement dated as of February 15, 1994 (the "Option Agreement") among QVC Network, Inc., Cox Enterprises, Inc., Advance Publications, Inc. and BellSouth Corporation, constitute the definitive agreement referred to in Paragraph 1 of the Understanding Among Stockholders, dated as of November 11, 1993 (the "UAS"), and the terms of such agreement shall survive as though incorporated herein in their entirety, except that in the event of any conflicts between terms in the UAS and in the Option Agreement, the Option Agreement shall control.



     BELLSOUTH CORPORATION


     By:  /s/ Charles C. Miller, III


     LIBERTY MEDIA CORPORATION


     By:  /s/ Peter Barton


     COMCAST CORPORATION


     By:  /s/ Arthur R. Block


     ARROW INVESTMENTS, L.P.
     By:  Arrow Investments, Inc.
          General Partner


     By:  /s/ Barry Diller